UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

February 10, 2015

Commission File Number: 001-35990

Prosensa Holding N.V.

J.H. Oortweg 21

2333 CH Leiden

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 10, 2015, Prosensa Holding N.V. (“Prosensa”) issued a press release announcing that it would file a Form 25, Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, with the Securities Exchange Commission on February 11, 2015, in order to voluntarily delist the registered shares of Prosensa, nominal value €0.01 per share (the “Shares”) from the NASDAQ Global Select Market. Prosensa anticipates that NASDAQ will suspend trading in the Shares effective as of the close of trading on February 11, 2015.

Prosensa also announced that it entered into an asset sale agreement with BioMarin Falcons B.V. (“BioMarin Falcons”), pursuant to which BioMarin Falcons will acquire all of Prosensa’s assets and assume all of Prosensa’s liabilities (the “Asset Sale”). The Company expects the Asset Sale to close on February 12, 2015. In conjunction with the Asset Sale, Prosensa will make an advance liquidation distribution to its remaining shareholders with each remaining shareholder receiving a cash payment equal to $17.75 per Share as well as one contingent value right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones, without interest thereon and less any applicable withholding taxes. Further information regarding applicable withholding taxes can be found in the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO filed by BioMarin Pharmaceutical Inc. on December 12, 2014, as amended. If a shareholder holds its Shares through the Depositary Trust Company, the shareholder will receive its advance liquidation distribution through the Depositary Trust Company. Following the Asset Sale and advance liquidation distribution, Prosensa is not expected to have any assets, no further distributions are expected to be made and the Shares are expected to have little to no value.

List of Exhibits

Exhibit 99.1	Press release issued by Prosensa Holding N.V., dated February 10, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROSENSA HOLDING N.V.

By:	/s/ Richard Holslag
	Name:	Richard Holslag
	Title:	Managing Director

By:	/s/ Scott Clarke
	Name:	Scott Clarke
	Title:	Managing Director

Dated: February 10, 2015

EXHIBIT INDEX

No.	Description

99.1	Press release issued by Prosensa Holding N.V., dated February 10, 2015.